CERTIFICATE OF NOTIFICATION

                                    Filed By

                            MISSISSIPPI POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated April 13, 1993, June 25, 1993, December 15, 1993 and July 13, 1995 in the matter of File No. 70-8127.

                            -----------------------------

         Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On December 20, 1995, the issuance and sale by the Company of $30,000,000 principal amount of First Mortgage Bonds, 6 7/8% Series due December 1, 2025 (the "Bonds"), were carried out in accordance with the terms and conditions of and for the purposes represented by the application and of said orders with respect thereto.

         2. All of the proposals for the purchase of said Bonds were submitted upon the identical form of proposal a copy of which is filed herewith as Exhibit
B. The names of the various bidders submitting proposals and the interest rates and prices to the Company (exclusive of accrued interest) specified in such proposals were as follows:

                  Name                               Interest Rate (%)          Price to Company (%)

CS First Boston Corporation
     Dillon, Read & Co. Inc.
     A.G. Edwards & Sons, Inc.                               6 7/8                     98.006

Merrill Lynch & Co.                                          7.00                      99.535

Morgan Stanley & Co. Inc.
     Bear, Stearns & Co. Inc.
     Schroder Wertheim & Co. Inc.                            7.00                      98.760

Donaldson, Lufkin & Jenrette Securities Corp.                6 7/8                     98.129

Lehman Brothers Inc.                                         6 7/8                     98.264

Goldman, Sachs & Co.                                         7.05                      98.222





Salomon Brothers Inc
     First Union Capital Markets Corp.
     PaineWebber Incorporated
     Prudential Securities Incorporated                      6 7/8                     98.421

J.P. Morgan Securities Inc.                                  7.00                      98.553

Citicorp Securities, Inc.                                    7.10                      98.110

Smith Barney Shearson Inc.                                   7.00                      98.067

The winning bidders being Salomon Brothers Inc, First Union Capital Markets Corp.,PaineWebber Incorporated and Prudential Securities Incorporated.

     3.           Filed herewith are the following exhibits:

                  Exhibit A - Copy of the prospectus supplement with
                              respect to the Bonds dated December 5, 1995.
                              (Filed electronically December 7, 1995, in
                              File No. 33-49649.)

                  Exhibit B - Copy of proposal accepted with purchase
                              contract for the purchase of the Bonds
                              effective December 5, 1995. (Designated in the Company's Form 8-K dated December 5, 1995, File No. 0-6849, as Exhibit 1.)

                  Exhibit C - Copy of Supplemental Indenture dated as
                              of December 1, 1995. (Designated in the
                              Company's Form 8-K dated December 5, 1995,
                              File No. 0-6849, as Exhibit 4.)

                  Exhibit D - Opinion of Eaton and Cottrell, P.A., dated
                              December 21, 1995.

Dated         December 21, 1995      MISSISSIPPI POWER COMPANY


                                     By   /s/ Wayne Boston
                                            Wayne Boston
                                         Assistant Secretary